John E. Lux, Esq.	1629 K Street, Suite 300
Washington, DC 20006
Lux Law, pa	(202) 780-1000
john.lux@securities-law.info

November 9, 2018

Frank Pigott

Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	MC Endeavors, Inc. Offering Statement on Form 1-A Filed October 26, 2018 File No. 024-10892

Dear Attorney Pigott

On behalf of MC Endeavors, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 8, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form 1-A Exhibits
Subscription Agreement, page 1

1.	We note your reference to WealthForge Securities in your subscription agreement. Please confirm WealthForge's participation in this offering to the staff. If WealthForge is not a participant, please amend your 1-A and revise your subscription agreement accordingly.

Wealthforge is not a participant and the subscription agreement has been revised accordingly.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux